# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FlexShopper, Inc., CIK 0001397047
CUSIP: 33939J105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 901 YAMATO ROAD, SUITE 260, BOCA RATON, Florida (FL), 33431
Date of event which requires filing of this statement: 01/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001553350-19-000086
Filed by CIK 0001569288
Persons authorized to receive notices and communications: Mr. Howard S. Dvorkin, c/o FlexShopper, Inc., 901 Yamato Rd, Suite 260, Boca Raton, Florida (FL), 33431, 855-353-9289

## Reporting persons
- Dvorkin Howard (CIK 0001569288): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,591,635; sole dispositive power 0; shared dispositive power 10,591,635; aggregate amount beneficially owned 10,591,635 (36% of the class)
  Comment: Percentage calculated based on an aggregate of 28,480,071 shares of common stock outstanding as of January 24, 2025, based on information furnished by the Issuer.
- NRNS Capital Holdings, LLC (CIK 0002054409): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 3,610,689; sole dispositive power 0; shared dispositive power 3,610,689; aggregate amount beneficially owned 3,610,689 (12.7% of the class)
  Comment: Percentage calculated based on an aggregate of 28,480,071 shares of common stock outstanding as of January 24, 2025, based on information furnished by the Issuer.
- Beta Investment Group, Inc. (CIK 0002054405): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 6,031,958; sole dispositive power 0; shared dispositive power 6,031,958; aggregate amount beneficially owned 6,031,958 (21.2% of the class)
  Comment: Percentage calculated based on an aggregate of 28,480,071 shares of common stock outstanding as of January 24, 2025, based on information furnished by the Issuer.
- PITA Holdings, LLC (CIK 0001750477): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,031,958; sole dispositive power 0; shared dispositive power 6,031,958; aggregate amount beneficially owned 6,031,958 (21.2% of the class)
  Comment: Percentage calculated based on an aggregate of 28,480,071 shares of common stock outstanding as of January 24, 2025, based on information furnished by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: FlexShopper, Inc.
Address of issuer's principal executive offices: 901 YAMATO ROAD, SUITE 260, BOCA RATON, Florida (FL), 33431
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is being filed in order to add NRNS Capital Holdings, LLC, Beta Investment Group, Inc. and PITA Holdings, LLC as Reporting Persons. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed by:

(i) Howard S. Dvorkin;

(ii) NRNS Capital Holdings, LLC ("NRNS");

(iii) Beta Investment Group, Inc.; and

(iii) PITA Holdings, LLC ("PITA").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mr. Dvorkin is the sole manager of NRNS and in such position has the right to direct the vote and disposition of securities owned by NRNS. Mr. Dvorkin is the President of Beta, which is the manager of PITA, and in such position has the right to direct the vote and disposition of securities owned by PITA. There are no other directors or officers of Beta.
Residence or business address: The business address of each Reporting Person is 6360 NW 5 Way, Fort Lauderdale, FL 33309.
Present principal occupation or employment: The principal business of NRNS and PITA is investing in securities. The principal business of Beta is serving as the investment manager of PITA. Mr. Dvorkin serves as the Manager of NRNS and the President of Beta, which is the manager of PITA.
Criminal convictions in the last five years: None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the past five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Dvorkin is a citizen of the United States. NRNS is organized as a limited liability company under the laws of the State of Florida. Beta is organized as a corporation under the laws of the State of Florida. PITA is organized as a limited liability company under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The shares of the Issuer purchased by NRNS and PITA were purchased with working capital in open market purchases, except as otherwise noted. 945,488 shares of the Issuer are issuable to Mr. Dvorkin pursuant to fully vested stock options pursuant to the Issuer's equity incentive plan. On January 16, 2025, in connection with the Issuer's rights offering (the "Rights Offering"), PITA acquired 1,470,000 shares and NRNS acquired 1,470,589 shares, pursuant to the exercise of subscription rights. As part of the Rights Offering, NRNS purchased $2.5 million of units through the contribution into units of a like amount of the outstanding principal and accrued interest under the subordinated promissory notes payable by the Issuer to NRNS.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting Persons purchased the shares based on the Reporting Persons' belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 27, 2018, Mr. Dvorkin was appointed to the Issuer's Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares, selling some or all of their shares, engaging in short selling of or any hedging or similar transaction with respect to the shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of shares beneficially owned by each Reporting Person disclosed in this Amendment No. 1 is based on an aggregate of 28,480,071 shares of common stock outstanding as of January 24, 2025, based on information furnished by the Issuer.

The number of shares of the Issuer's common stock beneficially owned by the Reporting Persons includes:

(i) 945,488 shares issuable to Mr. Dvorkin pursuant to fully vested stock options, over which Mr. Dvorkin holds sole voting power;

(ii) 3,610,689 shares held of record by NRNS;

(ii) 6,031,958 shares held of record by PITA;

(iv) 3,000 shares owned directly by Scott Dvorkin, an adult child of Mr. Dvorkin, as to which Mr. Dvorkin may be deemed to exercise voting and investment power; and

(v) 500 shares owned directly by Carley Dvorkin, an adult child of Mr. Dvorkin, as to which Mr. Dvorkin may be deemed to exercise voting and investment power.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Howard S. Dvorkin:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,591,635
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,591,635

Percentage: 36.0%

NRNS:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,610,689
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,610,689

Percentage: 12.7%

Beta:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,031,958
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,031,958

Percentage: 21.2%

PITA:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,031,958
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,031,958

Percentage: 21.2%

The number of shares of common stock beneficially owned excludes (i) 753,697 shares which are issuable to NRNS upon the exercise of common stock purchase warrants and (ii) 1,190,000 shares which are issuable to PITA upon the exercise of common stock purchase warrants. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of the Issuer's then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder's option upon 61 days' notice to the Issuer.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the shares by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

On February 6, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

None, except as to the limitation on the ability of the Reporting Persons to dispose of an aggregate of 1,943,697 shares of the Issuer's common stock issuable to NRNS and PITA pursuant to common stock purchase warrants, as set forth in Item 5 hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following items are filed as exhibits:

1 - Transactions in Securities
99.1 - Joint Filing Agreement

## Signatures
- Dvorkin Howard: /s/ Howard S. Dvorkin, Howard S. Dvorkin (02/06/2025)
- NRNS Capital Holdings, LLC: /s/ Howard S. Dvorkin, Howard S. Dvorkin, Manager (02/06/2025)
- Beta Investment Group, Inc.: /s/ Howard S. Dvorkin, Howard S. Dvorkin, President (02/06/2025)
- PITA Holdings, LLC: /s/ Howard S. Dvorkin, Howard S. Dvorkin, President of Beta Investment Group, Inc., its Manager (02/06/2025)